1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _____.)

TSMC September Sales Report

Hsinchu, Taiwan, October 7, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (“the Company”) (TAIEX: 2330, NYSE: TSM) today said that net sales for September 2004 reached NT$23,174 million. Revenues for January through September 2004 totaled NT$192,117 million.

Ms. Lora Ho, VP and Chief Financial Officer of TSMC said that, “Due to a slight decline of wafer shipments sequentially, net sales for September 2004 decreased by 1.0 percent from August 2004. On a year-over-year basis, net sales for September 2004 grew 22.5 percent.”

“TSMC’s 2004 third quarter guidance remains unchanged from that of July 29, 2004. Revenues for the third quarter of 2004 hit a record high, reaching NT$69,736 million,” added Ms. Ho.

Ms. Ho also noted that some softening of customer demand was seen over the past two months. If this continues, the Company’s fourth quarter revenues would decline slightly versus the third quarter of 2004.

#     #     #

Sales Report:		(Unit: NT$ million)
Net Sales	2004(1)	2003	Growth Rate
September	23,174	18,911	22.5%
January through September	192,117	144,125	33.3%

(1):	Year 2004 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Deputy Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 886-3-666-5028 (O) / 886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com

For further information, please contact:
Mr. Richard Chung
PR Principal Specialist
Tel: 886-3-666-5038 (O) / 886-911-258-751(Mobile)
Fax:03-5670121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

October 07, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2004.

1) Sales volume (in NT$ thousand)

Period	Items	2004	2003	Changes	(%)
Sep	Invoice amount	21,075,138	18,350,322	2,724,816	14.85%
Jan — Sep	Invoice amount	184,317,430	134,974,853	49,342,577	36.56%
Sep	Net sales	23,173,529	18,911,236	4,262,293	22.54%
Jan — Sep	Net sales	192,117,483	144,124,736	47,992,748	33.30%

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Sep		Bal. as of period end
TSMC	70,214,751	—		—
TSMC’s subsidiaries	33,575,105	(10,350)	*	5,097,600

* The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Sep		Bal. as of period end
TSMC	87,768,439	(37,260)	*	18,351,360
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		(37,260)	*	18,351,360
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

* The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a-1.	Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	0
		EUR:	31,000
	Assets:	US$:	2,384,723
Financial instruments			FX forward contracts
Recognized profit (loss)			(NT$71,852)

a-2.	Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$:	3,000,000
		US$:	0
	Assets	US$:	—
Financial instruments			Interest rate swap
Recognized profit (loss)			—

b.	Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 7, 2004	By	/s/ Lora Ho Lora Ho Vice President & Chief Financial Officer